EXHIBIT 4.12

John F. Kay, PH.D.
2892 Camino Serbal
Carlsbad, CA 92009

November 28, 2006

Dear John

Isotis Orthobiologics, Inc (“the “Company’) is pleased to confirm the extension of your employment agreement dated October 30, 2003 by one year, until December 31, 2006.

Addenda to the Agreement

     1.     Agreement term shall be extended to December 31, 2006

     2.     3c8)  Office.  Due to business growth and needs, and as you are working outside the office for the majority of your time, you previously agreed to have a shared office at 2 Goodyear rather than a private office.

Please acknowledge the terms of this agreement by signing below.

Sincerely

/s/ Pieter Wolters

Pieter Wolters
President & CEO

Accepted:	/s/ John F. Kay, Ph.D.

John F. Kay, Ph.D.